UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2019

or

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
 For the transition period from                      to                       .

COMMISSION FILE NUMBER: 000-26076

SINCLAIR BROADCAST GROUP, INC.
401(k) RETIREMENT SAVINGS PLAN
(Full Title of Plan)

SINCLAIR BROADCAST GROUP INC.
(Exact name of Registrant as specified in its charter)

10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(Address of principal executive office, zip code)

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2019 AND 2018

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Audit Committee
of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2019 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2007.

Baltimore, Maryland
June 26, 2020

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS
Investments, at fair value	$474,516,973	$356,908,725
Investments, at contract value	45,616,073	38,586,727

Total investments	520,133,046	395,495,452

Receivables
Employee contributions	3,899	10,540
Employer contributions	17,133,774	17,308,534
Participant notes receivable	7,118,133	6,634,634

Total receivables	24,255,806	23,953,708

Total assets	544,388,852	419,449,160

LIABILITIES
Excess contributions refundable	1,290	30,326

Net assets available for benefits	$544,387,562	$419,418,834

See notes to the financial statements.
See notes to financial statements

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2019

Additions:
Gain on investments and participant notes receivable:
Net appreciation in value of investments	$89,966,805
Dividend income	2,751,606
Interest on participant notes receivable	381,453

Gain on investments and participant notes receivable	93,099,864

Contributions:
Employees	33,218,233
Employer	17,127,413
Rollovers	14,705,148

Total contributions	65,050,794

Total additions	158,150,658

Deductions:
Benefit payments	33,024,473
Administrative expenses	157,457

Total deductions	33,181,930

Net increase	124,968,728

Net assets available for benefits:
Beginning of the year	419,418,834

End of the year	$544,387,562

See notes to the financial statements.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - PLAN DESCRIPTION

The following description of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of this summary are available from Sinclair Broadcast Group, Inc. (the “Company” or “Employer”), Human Resources Department.

General

The Plan was adopted on January 1, 1988 and has since had multiple amendments or restatements pursuant to a Massachusetts Mutual Life Insurance Company (“MassMutual”) Non-standardized 401(k) Profit Sharing Plan Volume Submitter Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a participatory defined contribution plan covering substantially all the Company’s employees. MassMutual is the administrator of the Plan and operates the plan in accordance with the Plan documents. Reliance Trust Company is the trustee of the Plan. The Board of Directors is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors. An employee is eligible to participate in the Plan on the first day of the month following the completion of 30 days of employment. Re-hires, if eligible to participate in the Plan on their date of termination, are eligible to enter the Plan on the date of re-hire. Although employees may participate in the Plan, they will not be eligible to receive the Company match until they have completed one year of service. An employee will earn a year of service if they are credited 1,000 hours during the 12-month period immediately following their date of hire or if they are credited 1,000 hours during any Plan year beginning after their date of hire. Employees are credited 45 hours of service a week towards their eligibility. In addition, once a participant completes a year of service they are eligible to receive the Company match. The Plan's service requirement for participation is 75 days.

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 85% of their total compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, and the participant’s pro rata share of earnings or losses on invested assets of the trust funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Effective January 1, 2018, the Plan was amended to a Safe Harbor Match contribution plan which eliminated the auto enrollment process. The Company's matching contribution for all participating employees is 100% of the first 3% of contributions made by an eligible employee plus 50% match up to the next 2%. All matching contributions are 100% vested immediately. The maximum Company match is 4% for participants who elect to contribute 5% or greater. Participants who received the Company match prior to the Safe Harbor Match amendment are subject to the vesting schedule in place at the time of the earned match. Participants subject to prior vesting schedule become 20% vested in Employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service. Contributions to the Plan are invested in the available investment options in accordance with the participant’s election. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions and any vested Employer contributions to the Plan, reduced by any outstanding loan balances. The terminating member must forfeit the current unvested value of the Employer’s contribution to their account. In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the Employer. Participants are fully vested in their contribution to the Plan and related earnings.

Unallocated assets which consist of forfeited amounts and unapplied loan payments in the Plan were $754,334 and $598,409 as of December 31, 2019 and 2018, respectively. During 2019, forfeitures of $482,000 were used to fund Employer contributions. Unallocated assets relating to forfeited amounts are invested in the guaranteed investment contract.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018
The December 31, 2019 and 2018 Employer contributions consist of a receivable that was funded subsequent to the Plan’s year end with the Company’s common stock. The Company may also make additional discretionary profit sharing contributions each year. There were no additional discretionary contributions during the year ended December 31, 2019.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options except the Sinclair Broadcast Group Common Stock Fund ("Common Stock Fund"). Employer contributions are invested in the Sinclair Broadcast Group, Inc. Common Stock Fund, but may be redirected by participants to other fund options immediately. Participants may subsequently redirect invested balances back into the Common Stock Fund up to the amount previously included in the Common Stock Fund.

During 2019, the Company hired employees in connection with the acquisition of certain businesses. Upon hire, these employees become eligible for participation in the Plan on the first day of the month following the completion of 30 days of employment.

Excess Contributions Refundable

As of December 31, 2019, the plan refunded participants $1,290 in excess contributions as limited by the IRS. The refund was recorded as a liability to certain employees with a corresponding reduction to contributions.

In order to pass the Actual Deferral Percentage test and the Actual Contributions Percentage test under Section 401(a) of the Internal Revenue Code (“IRC”), as of December 31, 2018, a refund of contributions plus related investment earnings of $30,326 had been recorded as a liability to certain employees with a corresponding reduction to contributions.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Notes Receivable

Participants have the option to borrow from the vested portion of their account. The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing plus 1%. The rates charged to participants on current loans outstanding ranged from 3.25% to 10.25% as of December 31, 2019 and 2018. Participants may have two loans outstanding at one time. Generally, the term of the loans may not exceed five years. Interest income from these loans is treated as income to the Plan. Principal and interest are paid ratably through bi-weekly payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018
Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has evaluated subsequent events for recognition and disclosure through the date of this filing.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for certain investment contracts discussed below. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further information see Note 3 - Fair Value Measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. The net appreciation of the fair value of investments consists of realized and unrealized gains and losses and dividends. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit payments are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018
NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

•Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; or

•Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2019 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$107,169,616	$—	$—	$107,169,616
Money Market Fund	—	6,872	—	6,872
Pooled Separate Accounts	—	318,615,181	—	318,615,181
Common Stock Fund	—	48,725,304	—	48,725,304
Total investments measured at fair value	$107,169,616	$367,347,357	$—	$474,516,973

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2018 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$79,680,107	$—	$—	$79,680,107
Money Market Fund	—	3,948	—	3,948
Pooled Separate Accounts	—	245,377,462	—	245,377,462
Common Stock Fund	—	31,847,208	—	31,847,208
Total investments measured at fair value	$79,680,107	$277,228,618	$—	$356,908,725

The following is a description of the valuation methodologies for assets measured at fair value. There have been no changes to the methodologies used as of December 31, 2018.

Pooled Separate Accounts

The pooled separate accounts are valued using the net unit value, which is based on the fair value of the underlying assets of the account. Redemptions may occur on a daily basis. The use of net unit value as fair value is deemed appropriate as the pooled separate accounts do not have a finite life, unfunded commitments relating to investments, or restrictions on redemptions.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018
Mutual Funds

The Mutual Funds are valued at the daily closing price as reported by the fund. The Mutual Funds held by the plan are open-end Mutual Funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The Mutual Funds held by the plan are deemed to be actively traded.

Common Stock Fund

The Sinclair Broadcast Group, Inc. Common Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of the Company’s common stock which is valued at its quoted market price and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs. The Fund is unitized to allow for daily trades. The value of a unit reflects the combined market value of the Company’s common stock and the cash investments held by the Fund. As of December 31, 2019, 983,536 units were outstanding with a unitized value of approximately $49.54 per unit. As of December 31, 2018, 831,037 units were outstanding with a unitized value of approximately $38.32 per unit. The market value of the Company’s Class A common stock as of December 31, 2019 and 2018 was $33.34 and $26.34, respectively. The money market fund is valued at net asset value of the units held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - INCOME TAX STATUS

The underlying prototype plan has received an opinion letter from the IRS dated March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letters. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - FULLY BENEFIT-RESPONSIVE GUARANTEED INVESTMENT CONTRACT

The Plan invests in a guaranteed investment contract, the Guaranteed Interest Account, with an insurance company that qualifies as a fully benefit-responsive investment contract.

The Guaranteed Interest Account investment option is provided through a group annuity contract in which the Plan is invested. Under the terms of a group annuity contract, a crediting rate is established for amounts invested in the guaranteed interest account and participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their account balance at contract value. Contract value represents contributions plus credited interest less participant withdrawals and fees. The Plan considers this investment option to be fully benefit-responsive notwithstanding the liquidation value events under the contract that limit the ability of the Plan to transact at contract value.

The average yield earned is calculated by dividing the annual interest credited to the Plan during the Plan year by the average annual fair value. The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the Plan year by the average annual fair value. As of December 31, 2019 and 2018, the average yield earned by the plan was 2.49% and 2.56%, respectively. The average yield earned by the Plan and the average interest rate credited to participants is the same, therefore, no adjustment is needed. As of December 31, 2019, there were no reserves against contract values for credit risk of contract issuers or otherwise.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018
Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the Employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor's business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$544,387,562	$419,418,834

Employee contributions receivable	(3,899)	(10,540)
Employer contribution receivable	(17,133,774)	(17,308,534)
Excess contributions refundable	1,290	30,326

Net assets available for benefits per the Form 5500	$527,251,179	$402,130,086

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2019:

Employer contributions per financial statements	$17,127,413
Less: Employer contribution receivable at end of year	(17,133,774)
Add: Employer contribution receivable at beginning of year	17,308,534

Employer contributions per the Form 5500	$17,302,173

The following is a reconciliation of employee contributions per the financial statements to the Form 5500 for the year ended December 31, 2019:

Employee contributions per financial statements	$33,218,233
Less: employee contributions receivable at end of year	(3,899)
Add: employee contributions receivable at beginning of year	10,540
Add: corrective distributions for the year ended December 31, 2018	38,072

Employee contributions per the Form 5500	$33,262,946

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2019 and 2018

The following is a reconciliation of corrective distributions per the financial statements to the Form 5500 for the year ended December 31, 2019:

Corrective distributions included within employee contributions per financial statements	$38,072
Less: excess contributions refundable at end of year	(1,290)
Add: excess contributions refundable at beginning of year	30,326

Corrective distributions per the Form 5500	$67,108

NOTE 8 - RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

The Employer matching contributions are made in shares of the Sinclair Broadcast Group, Inc. common stock. During 2019, the Employer matching contributions amounted to $17,133,774. Dividends received on Sinclair Broadcast Group, Inc. common stock during 2019 were $1,344,516. As the Employer is the Plan Sponsor, these transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are pooled separate accounts and a guaranteed investment contract managed by MassMutual Financial Group, an affiliate of MassMutual. MassMutual is the third party administrator as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions. In addition, notes receivable from participants are considered to be exempt party-in-interest transactions.

Fees incurred by the Plan for the investment management services are included in net depreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to MassMutual of $157,457 for the year ended December 31, 2019, which were not covered by revenue sharing. The Employer pays directly any other fees related to the Plan's operations.

NOTE 9 - SUBSEQUENT EVENTS

In December 2019, a novel strain of the coronavirus (COVID-19) surfaced in Wuhun, China, and has since spread globally. On March 13, 2020, the United States declared a national state of emergency. As a result, several countries, including the United States, have taken steps to restrict travel, temporary close businesses, and issue quarantine orders leading to an overall decline in economic activity. The ultimate impact of COVID-19 on the financial performance of the Plan's investments cannot be reasonably estimated at this time.

Due to COVID-19, the Coronavirus Aid Relief, and Economic Security Act (CARES Act) was enacted in 2020. Portions of the CARES Act make changes to existing law including relating to the amount and circumstances permitting penalty-free distributions. Plan Management intends to evaluate the CARES Act to determine if changes to the Plan are necessary as a result.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

EIN: 52-1494660 Plan # 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Current Value
*	Guaranteed Interest Account (contract value)	2,735,917 units		$45,616,073

*	Global Strategic Income (OFI)	20,035 units		5,789,697
*	Premier Money Market Fund	51 units		6,872
*	Select Wellington/OFI Small Cap Growth	14,096 units		8,337,327
*	Select TRP/LS Blue Chip Growth	70,957 units		43,058,983
*	Select Mid Cap Growth (TRP/Frontier)	12,502 units		11,345,424
*	Select Gr Opprts (Sands/JSP)	39,573 units		9,716,410
*	Select EQ Opps (Wellington/TRP)	30,504 units		28,302,713
*	Sel Overseas (MFS/Harris)	38,933 units		10,688,577
*	Select Small Company Value (Clover/TRP/INVSC)	9,563 units		3,966,653
*	Select Fundamental Value (Wlgn/Brw Hnly)	65,650 units		22,535,453
*	RetireSMART in Retirement III	21,805 units		2,774,726
*	RetireSMART 2020	241,402 units		32,164,690
*	RetireSMART 2030	379,445 units		53,772,928
*	RetireSMART 2040	249,187 units		36,098,595
*	RetireSMART 2050	196,723 units		29,056,419
*	RetireSMART in Retirement	10,733 units		1,337,907
*	Premier Core Bond (Barings)	113,529 units		15,866,319
*	Premier Global (OFI)	5,778 units		3,802,360
	Vanguard Developed Markets Ind	301,364 units		4,261,293
	MFS International New Discover	118,576 units		4,253,331
	Vanguard 500 Index Fund	140,269 units		41,819,869
	Vanguard Mid Cap Index Fund	36,770 units		8,113,672
	Vanguard Small Cap Index Fund	159,780 units		12,681,749
	Vanguard Total Bond Market Index	1,012,691 units		11,190,237
	Vanguard Equity Income Fund	15,674 units		1,247,037
	American Funds EuroPacific Growth	156,075 units		8,669,975
	American Funds Washington Mut.	239,091 units		11,517,003
	Columbia Select Mid Cap Value Fund	290,183 units		3,415,450

*	Sinclair Broadcast Group, Inc. Common Stock Fund	983,536 units		48,725,304
*	Participant loans	Interest at 3.25% - 10.25%, maturing on various dates, secured by the participant’s account balance		7,118,133
	Total			$527,251,179

* Party-in-interest
(1) Historical cost has not been presented as all investments are participant directed.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

By: /s/ David R. Bochenek
David R. Bochenek
Senior Vice President / Chief Accounting Officer / Corporate Controller

Dated: June 26, 2020

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm